Mail Stop 3561

      							June 23, 2005

Via U.S. Mail and Fax
Mr. Robert J. Rueckl
Chief Financial Officer
Zomax Incorporated
5353 Nathan Lane
Plymouth, MN 55442

	RE:	Zomax Incorporated
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005

		Form 10-Q for the fiscal quarter ended April 1, 2005
		File No. 000-28426

Dear Mr. Rueckl:

We have reviewed your supplemental response letter dated May 31,
2005
as well as your filings and have the following comments. As noted in our comment letter dated May 10, 2005 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2004

Note 1.  Summary of Significant Accounting Policies, page 24

Royalties, page 24

1. Please refer to your response to comment 2 and address the following additional concerns that we have:

* We note your added disclosure that you accrue for potential royalties using the guidance of SFAS 5 and SFAS 14. Please disclose in detail the specific factors that you consider when determining whether it is probable that a royalty liability has been incurred and if so, the amount of the liability. In this regard, note that it is necessary for management to first determine whether an assertion of a claim of patent infringement is probable, then a second judgment must be made as to the degree of probability of an unfavorable outcome. If management concludes that an unfavorable outcome is probable and the amount of loss can be reasonably estimated, accrual of a loss is required by paragraph 8 of SFAS No. 5. We refer you to the guidance in paragraph 38 of SFAS No. 5. Please also describe your policy for us, in detail, in your response letter.
* We note in your response letter that you are unable to estimate an amount, or range of such amount of any reasonably possible royalty liabilities that have not been accrued. In accordance with paragraph
10 of SFAS 5, please disclose this fact.

Form 10-Q for the quarter ending April 1, 2005

1. In light of the restructuring activities that you initiated in the
1st quarter of 2005, it appears you should have tested your long-lived assets for recoverability pursuant to paragraph 8 of SFAS 144.
Please explain to us management`s consideration of this change in circumstance when complying with the guidance in SFAS 144. If you did test your long-lived assets for impairment tell us when and explain to us in detail why an impairment was not recognized. If you have not tested your long-lived assets for impairment explain to us why not.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

							Sincerely,


							Larry M. Spirgel
							Assistant Director




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Mr. Robert J. Rueckl
Zomax Incorporated
June 23, 2005
Page 2